SYMONS INTERNATIONAL GROUP, INC.
                       4720 KINGSWAY DRIVE
                   INDIANAPOLIS, INDIANA  46205

           NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                 To Be Held On Tuesday, May 20, 1997

     NOTICE IS HEREBY GIVEN that the Annual Meeting of
Shareholders of Symons International Group, Inc. ("Company") will be held at the Company's offices, 4720 Kingsway Drive, Indianapolis, Indiana on Tuesday, May 20, 1997, at 10:00 a.m.,
Indianapolis time.

     The Annual Meeting will be held for the following purposes:

     1. Election of Directors. Election of 3 Directors for terms to expire in 2000.

     2. Ratification of Auditors. Ratification of the appointment of Coopers & Lybrand L.L.P. as auditors for the Company for the year ending December 31, 1997.

     3. Other Business. Such other matters as may properly come before the meeting or any adjournment thereof.

     Shareholders of record as of the close of business on March
21, 1997 are entitled to vote at the meeting or any adjournment thereof.

     Please read the enclosed Proxy Statement carefully so that you may be informed about the business to come before the meeting, or any adjournment thereof. At your earliest convenience, please sign and return the accompanying Proxy in the postage-paid envelope furnished for that purpose.

     A copy of the Company's Annual Report for the year ended
December 31, 1996 is enclosed. The Annual Report is not a part of the Proxy soliciting material enclosed with this letter.

                                   FOR THE BOARD OF DIRECTORS

                                   G. Gordon Symons
                                   Chairman
                                   Indianapolis, Indiana
                                   March 27, 1997

IT IS IMPORTANT THAT THE PROXIES BE RETURNED PROMPTLY.
THEREFORE, WHETHER OR NOT YOU PLAN TO BE PRESENT IN PERSON AT THE
ANNUAL MEETING, PLEASE SIGN, DATE AND COMPLETE THE ENCLOSED PROXY
AND RETURN IT IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE
IF MAILED IN THE UNITED STATES.

SYMONS INTERNATIONAL GROUP, INC.
4720 Kingsway Drive, Indianapolis, Indiana  46205

                         PROXY STATEMENT

     The accompanying Proxy is solicited by the Board of Directors of Symons International Group, Inc. (the "Company") for use at the Annual Meeting of Shareholders to be held May 20, 1997 and any adjournments thereof. When the Proxy is properly executed and returned, the shares it represents will be voted at the meeting in accordance with any directions noted on that Proxy. If no direction is indicated, the Proxy will be voted in favor of the proposals set forth in the Notice attached to this Proxy Statement.

     The election of Directors will be determined by a plurality of the shares present in person or represented by Proxy. Abstentions, broker non-votes and instructions on the accompanying Proxy Card to withhold authority to vote for one or more nominees might result in some nominees receiving fewer votes. However, the number of votes otherwise received by the nominee will not be reduced by such action. The holder of each outstanding share of common stock is entitled to vote for as many persons as there are Directors to be elected. All other matters to come before the meeting will be approved if the votes cast in favor exceed the votes cast against. Any abstention or broker non-vote on any such matter will not change the number of votes cast for or against the matter, however, such abstaining shares will be counted in determining whether a quorum is present pursuant to the applicable provisions of the Indiana Business Corporation Law.

     The Board of Directors knows of no matters, other than those reported herein, which are to be brought before the meeting. However, if other matters properly come before the meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote such Proxy in accordance with their judgment on such matters. Any shareholder giving a Proxy has the power to revoke it at any time before it is voted by a written notice delivered to the Secretary of the Company or in person at the meeting. The approximate date of mailing of this Proxy Statement is April 10, 1997.

             VOTING SECURITIES AND BENEFICIAL OWNERS

     Only shareholders of record as of the close of business on March 21, 1997 will be entitled to vote at the Annual Meeting. On the Record Date, there were 10,450,000 shares of Common Stock outstanding, the only class of the Company's stock which is currently outstanding.

     The following table shows, as of March 14, 1997 the number and percentage of shares of Common Stock held by each person known to the Company who owned beneficially more than 5% of the issued and outstanding Common Stock of the Company and Goran by the Company's Directors and Named Executive Officers:

                 Symons International              Goran
                     Group, Inc.                 Capital Inc.

Name of         Amount and     Percent     Amount and    Percent
Beneficial      Nature of      of Class    Nature of     of Class
Owner           Beneficial                 Beneficial
                Owernship                  Ownership

G. Gordon
Symons1         385,000          3.4%      2,817,080        46.0%

Alan G.
Symons2         227,500          2.0%        541,557         8.9%

Douglas H.
Symons3         140,500          1.2%        299,368         4.9%

Robert C.
Whiting4         10,000             *         35,900           *

James G.
Torrance5         7,000             *          4,000           *

David R.
Doyle6            10,000            *        - - - -         - -

John K.
McKeating7         7,000            *          2,000           *

Jerome B.
Gordon8          - - - -          - -          3,420           *

Goran Capital
Inc.           7,000,000         62.1%       - - - -         - -

FMR Corp./
Fidelity
Canadian
Growth
Company Fund     - - - -           - -       344,600         5.6%

Symons
International
Group Ltd.9      - - - -           - -     1,646,413        26.9%

David L.
Bates10           15,000             *         4,866           *

Gary P.
Hutchcraft11      12,500             *         1,450           *

All Executive
Officers
and Directors
as a
Group (9
Persons)         814,500           7.2%    3,709,641        60.1%

*Less than 1% of class

1With respect to Symons International Group, Inc., 10,000 shares are owned directly and 375,000 are subject to option.
With respect to the shares of Goran Capital Inc., 890,167 shares are held by trusts of which Mr. Symons is the beneficiary, 280,500 are subject to option and 1,646,413 of the shares indicated are owned by Symons International Group Ltd., of which Mr. Symons is the controlling shareholder.
2 With respect to Symons International Group, Inc., 27,500 shares are owned directly and 200,000 shares are subject to option.
With respect to the shares of Goran Capital Inc., 449,183 are owned directly and 92,374 are subject to option.
3 With respect to Symons International Group, Inc., 20,500 shares are owned directly and 120,000 shares are subject to option.
With respect to the shares of Goran Capital Inc., 197,483 are owned directly and 101,885 are subject to option.
4 Mr. Whiting owns 5,000 shares of Symons International Group, Inc. directly and 5,000 shares are subject to option.
With respect to Goran Capital Inc., all shares indicated are owned directly.
5 Mr. Torrance owns 2,000 shares of Symons International Group, Inc. directly and 5,000 shares are subject to option.
With respect to Goran Capital Inc., 2,000 shares are owned directly and 2,000 shares are subject to option.
6 Mr. Doyle owns 5,000 shares of Symons International Group, Inc. directly and 5,000 shares are subject to option.
With respect to Goran Capital Inc., all shares indicated are owned directly.
7 Mr. McKeating owns 2,000 shares of Symons International Group, Inc. directly and 5,000 shares are subject to option.
With respect to Goran Capital Inc., 2,000 shares are subject to option.
8 Mr. Gordon's shares of Goran Capital Inc. are owned directly.
9 Mr. G. Gordon Symons is the controlling shareholder of Symons International Group Ltd., a private company.

10 Mr. Bates owns 5,000 shares of Symons International Group, Inc. directly and 10,000 shares are subject to option.
With respect to Goran Capital Inc., 997 are held in Mr. Bates' 401(k) account pursuant to the Symons International Group, Inc. Retirement Savings Plan and 3,869 shares are subject to option. 11 Mr. Hutchcraft owns 2,500 shares of Symons International Group, Inc. directly and 10,000 shares are subject to option. Mr. Hutchcraft also owns 450 shares of Goran Capital Inc. directly and 1,000 shares are subject to option.

                SECTION 16(a) REPORTING

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Officers and Directors, as well as persons who own more than 10% of the outstanding common shares of the Company, to file reports of ownership with the Securities and Exchange Commission. Officers, Directors and greater than 10% shareholders are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of copies of such forms received by it, or written representations from certain reporting persons that no reports were required for those persons, the Company believes that during 1996, all filing requirements applicable to its Officers, Directors and greater than 10% shareholders were met and, with the exception of an approximate two week delay in filing Form 3s (Statement of Initial Ownership), all required filings were made on a timely basis.

                            PROPOSALS

Proposal No. 1:     Election Of Directors

     The Directors of the Company are divided into three classes and are elected to hold office for a three year term or until their successors are elected and qualified. The election of each class of Directors is staggered over each three-year period.
With the exception of Jerome B. Gordon, all other current Directors of the Company were elected by Goran Capital Inc. ("Goran") as the sole shareholder of the Company prior to the Initial Public Offering ("IPO") of the Company which occurred on November 5, 1996. On March 19, 1997, Mr. Jerome B. Gordon was elected by the Board to fill a vacancy created when the Board amended the Company's Bylaws to increase the number of Directors from seven to eight.

                               Present
                               Principal             Director     Term to
Name                 Age       Occupation            Since        Expire
G. Gordon Symons     75        Chairman of the       1987         1999
                               Board of the
                               Company and
                               Goran Capital
                               Inc.

James G. Torrance,   68        Partner Emeritus,     1996         1998
Q.C.                           Smith, Lyons

Alan G. Symons       50        CEO of the            1995         1997
                               Company and
                               President and
                               CEO of Symons
                               International
                               Group, Inc.

John K. McKeating    61        Owner, Vision         1996         1999
                               2120

Robert C. Whiting    64        President, Prime      1996         1997
                               Advisors Ltd.

Douglas H. Symons    44        President and COO     1987         1998
                               of the Company
                               and COO of Goran
                               Capital Inc.

David R. Doyle       50        Vice President,       1996         1999
                               Finance and
                               Administration,
                               Avantec, Inc.

Jerome B. Gordon     58        President, Lutine     1997         1997
                               Corporation

     G. Gordon Symons has been Chairman of the Board of Directors of the Company since its formation in 1987. He founded the predecessor to Goran Capital Inc. the 67% Shareholder of the Company ("Goran") in 1964 and has served as the Chairman of the Board of Goran since its formation in 1986. Mr. Symons also served as the President of Goran until 1992 and the Chief Executive Officer of Goran until 1994. Mr. Symons currently serves as a Director of Symons International Group Ltd. ("SIGL"), a federally-chartered Canadian corporation controlled by him which, together with members of the Symons family, controls Goran. Mr. Symons also serves as Chairman of the Board of Directors of all of the subsidiaries of Goran. Mr. Symons is the father of Alan G.
Symons and Douglas H. Symons.

     Alan G. Symons has served as a Director of the Company since 1995 and was named its Chief Executive Officer in 1996. Mr. Symons has been a Director of Goran since 1986, and has served as Goran's President and Chief Executive Officer since 1994. Prior to becoming the President and Chief Executive Officer of Goran, Mr. Symons held other executive positions within Goran since its inception in 1986. Mr. Symons is the son of G. Gordon Symons and the brother of Douglas H. Symons.

     Douglas H. Symons has served as a Director and as President of the Company since its formation in 1987 and as it Chief Operating Officer since July, 1996. Mr. Symons served as Chief Executive Officer of the Company from 1989 until July, 1996. Mr. Symons has been a Director of Goran since 1989, and has served as Goran's Chief Operating Officer and Vice President since 1989. Mr. Symons is the son of G. Gordon Symons and the brother of Alan
G. Symons.

     Mr. McKeating has served as a Director of the Company since 1996 and as a Director of Goran since 1995. Mr. McKeating retired in January, 1996 after serving as President and owner of Vision 2120 Optometric Clinics ("Vision 2120") for 36 years. Vision 20/20, located in Montreal, Quebec, is a chain of Canadian full-service retail clinics offering all aspects of professional eye care.

     Mr. Whiting has served as a Director of the Company since 1996. Since July, 1994, Mr. Whiting has served as President of Prime Advisors, Ltd., a Bermuda-based insurance consulting firm. From its inception until June, 1994, Mr. Whiting served as President and Chairman of the Board of Jardine Pinehurst Management Co., Ltd., a Bermuda-based insurance management and brokerage firm.

     Mr. Torrance has served as a Director of the Company since 1996. Mr. Torrance was a founding partner in the Canadian law firm of Smith Lyons in 1962 and in April, 1993, was named a Partner Emeritus in that firm. Mr. Torrance was re-elected as a Director of Goran in 1995 after having left the Board of Directors of Goran in 1991. He also serves as a Director of Dynacare, Inc., Mitsui & Co. (Canada) Ltd., Potash Company of Canada Limited, Sakura Bank (Canada), Toyota Canada Inc. and Wintershall Canada Ltd.

     Mr. Doyle has served as a Director of the Company since 1996. Since January, 1996, Mr. Doyle has been Vice president, Finance and Administration, and a Director of Avantec, Inc., a Carmel, Indiana-based company which provides data management services for the pharmaceutical industry in connection with clinical trials. From May, 1994 to January, 1996, Mr. Doyle served as Vice President - Financial Consultant of Raffensberger Hughes & Co., which provides securities brokerage and financial consulting services. From December, 1992 to May, 1994, Mr. Doyle was employed by Prudential Securities, Inc. as Vice President - Investments. Prior to that, Mr. Doyle was employed by INB National Bank of Indianapolis, Indiana from 1973 to 1992, including his service as First Vice President and Department Manager from 1989 to 1992. Mr. Doyle has served on the boards of numerous civic organizations, including the Children's Bureau of Indianapolis, the Children's Bureau Foundation and Child Advocates, Inc.

     Mr. Gordon. Managing Director of Lutine Corporation, Fairfield, Connecticut since June, 1995. Mr. Gordon has served as a financial advisor to the Company and its parent, Goran Capital Inc., on various financing and acquisition projects since 1987. From 1989 to June 1995, Mr. Gordon was managing director of Schwartz, Gordon & Heslin. Prior to that time, Mr. Gordon served as a Vice President of Nesbitt, Burns Securities, Inc., a wholly owned subsidiary of the Bank of Montreal. Mr. Gordon has held various other positions with finance and investment banking concerns and served a 2 year term as a Special Assistant to the Commissioner of Insurance for the State of New Jersey.

     Consistent with the provisions of IND. CODE Section 23-1-39-1, the Company's Board of Directors at its meeting on March 19, 1997 amended the Bylaws of the Company to provide that the Company's
Board of Directors shall consist of eight (8) persons. Unless otherwise directed, each proxy executed and returned by a shareholder will be voted for the election of the nominees listed below. If any person named as a nominee shall be unable or unwilling to stand for election at the time of the Annual
Meeting, the proxy holders will nominate and vote for a replacement nominee recommended by the Board. At this time, the Board knows of no reason why the nominees listed below may not be able to serve as Directors if elected.

     The Board of Directors unanimously recommends the election of the following nominees for a three (3) year term to expire in the year 2000:

                                 Present
                                 Principal              Director
Name                 Age         Occupation             Since
Alan G. Symons       50          CEO of the Company     1995

Robert C. Whiting    64          President, Prime       1996
                                 Advisors, Ltd.

Jerome B. Gordon     58          President, Lutine      1997
                                 Corporation

Meetings And Committees Of The Board

     During the year ended December 31, 1996, the Board of Directors of the Company met six (6) times, including teleconferences, in addition to taking a number of actions by unanimous written consent. During 1996, no incumbent Director of the Company attended fewer than 75% of the Board meetings and Committee meetings of the Board on which such Directors served.

     The Board of Directors of the Company has an Audit
Committee, a Compensation Committee and an Executive Committee.

     The Company's Audit Committee is responsible for recommending the appointment of the Company's independent auditors, meeting with the independent auditors to outline the scope, and review the results of, the annual audit and reviewing with the auditor the systems of internal control and audit reports. The current members of this Committee are Messrs. Torrance, McKeating and Alan G. Symons.

     During 1996, the Compensation Committee of the Company's Board of Directors was comprised of Messrs. Torrance, Doyle and Douglas H. Symons. At its meeting on March 19, 1997, the Board reconstituted the Compensation Committee to consist of Messrs. Douglas H. Symons, Doyle, Whiting and Gordon. The Committee makes recommendations concerning executive compensation and benefit levels to the Board of Directors and has the authority to approve all specific transactions pursuant to the Symons International Group, Inc. 1996 Stock Option Plan (the "Plan").

     The Executive Committee is comprised of Messrs. G. Gordon
Symons, Alan G. Symons and Douglas H. Symons.  The Executive
Committee is empowered by the board to take action on behalf of the board when the need arises.

     Directors of the Company who are not employees of the Company or its affiliates receive a flat annual retainer of $10,000. The annual retainer is paid currently in cash. In addition, the Company reimburses its Directors for reasonable travel expenses incurred in attending Board and Board Committee meetings. Each Director of the Company who is not also an employee of the Company receives a meeting fee of $1,000 for each Board meeting or Board Committee meeting attended.

Compensation Committee Report

     During 1996, the Compensation Committee met one (1) time during 1996 wherein it reviewed and recommended approval of the Symons International Group, Inc. Stock Option Plan. At that same meeting, the Committee recommended (and the Board of Directors of the Company subsequently awarded) stock options pursuant to the Plan to certain directors, executive officers and other key employees of the Company and its subsidiaries. The objectives of the Plan are to align executive and shareholder long-term interests by creating a strong and direct link between executive compensation and shareholder return and to enable executive officers and other key employees to develop and maintain a long-term ownership position in the Company's common stock. A total of 1 million shares of the Company's common stock have been reserved for issuance under the Plan, of which Options for 830,000 shares were granted by the Board to Directors, executive officers and other key employees on October 21, 1996. The grants to senior executives of the Company and its subsidiaries were as follows:

Name                                                  Options
G. Gordon Symons                                      375,000
Alan G. Symons                                        200,000
Douglas H. Symons                                     120,000
Dennis G. Daggett
(President of IGF Insurance Company)                   20,000
Thomas F. Gowdy
(Executive Vice President of IGF Insurance
Company)                                               20,000
Robert C. Sullivan
(Executive Vice President of Superior Insurance
Company)                                               10,000
David L. Bates                                         10,000
Gary P. Hutchcraft                                     10,000
Donald J. Goodenow
(Executive Vice President of Pafco General             10,000
Insurance Company)

     The Company's total compensation program for Officers includes base salaries, bonuses and the grant of stock options pursuant to the Plan. The Company's primary objective is to achieve above-average performance by providing the opportunity to earn above-average total compensation (base salary, bonus and value derived from stock options) for above-average performance. Each element of total compensation is designed to work in concert. The total program is designed to attract, motivate, reward and retain the management talent required to serve shareholder, customer and employee interests. The Company believes that this program also motivates the Company's officers to acquire and retain appropriate levels of stock ownership. It is the opinion of the Compensation Committee that the total compensation earned by Company officers during 1996
achieves these objectives and is fair and reasonable.    At its
meeting on March 19, 1997, the Board of Directors of the Company voted to retain an independent compensation consultant to review the Company's executive compensation plan and to make recommendations concerning the compensation levels and type necessary to achieve the Company's stated objectives.

     Consistent with that, certain of the Company's Officers have entered into employment contracts with the Company or one of its subsidiaries.

     Alan G. Symons, Chief Executive Officer of the Company and Douglas H. Symons, President and Chief Operating Officer of the Company, have entered into employment agreements with GGS Management Holdings, Inc. ("GGSH"), a 52% owned subsidiary of the Company, with such agreements calling for a base salary of not less than $200,000 per year for Alan G. Symons and $150,000 for Douglas H. Symons. These agreements became effective on April 30, 1996 and continue in effect for an initial period of five (5) years. Upon the expiration of the initial five (5) year period, the term of each agreement is automatically extended from year to year thereafter and are cancelable (after the expiration of the initial five (5) year term) upon six (6) months' notice.
These two agreements contain customary restrictive covenants respecting confidentiality and non-competition which, among other things, prevent the executives from competing with GGSH in various capacities both during the term of their employment and for a period of two (2) years after the termination of the agreement. In addition to annual salary, the agreements with Alan G. Symons and Douglas H. Symons stipulate that Alan G. Symons may earn a bonus in an amount ranging from 25% to 100% of base salary and that Douglas H. Symons may earn a bonus in an amount ranging from 25% to 50% of base salary. Based upon the performance of the Company's business units in exceeding budgeted operating income, both Alan G. Symons and Douglas H. Symons received the maximum bonus permitted by their employment agreement of $133,333 and $50,000, respectively. At the discretion of the Board, bonus awards may be greater than the amounts indicated if agreed upon financial targets are exceeded.

     Goran has entered into an employment agreement with Gary P. Hutchcraft pursuant to which Mr. Hutchcraft has agreed to serve as Vice President and Chief Financial Officer of Goran and its subsidiaries, including the Company. Pursuant to the term of this Agreement, Mr. Hutchcraft is entitled to a base salary of not less than $120,000 per year and may earn a bonus in an amount ranging from 10% to 30% of his base salary.

     In 1993, Congress enacted Section 162(m) of the Internal Revenue Code that disallows corporate deductibility for "compensation" paid in excess of $1 Million, unless such compensation is payable solely on account of achievement of an objective performance goal. The Compensation Committee does not anticipate that the compensation paid to any executive officer in the form of base salaries, bonus and stock options will exceed $1 Million in the near future. However, as part of its on-going responsibilities with respect to executive compensation, the Compensation Committee will monitor this issue to determine what actions, if any, should be taken as a result of the limitation on deductibility.

Compensation Committee Interlocks And Insider Participation

     The Company's Compensation Committee consists of Messrs. Whiting, Gordon, Doyle and Douglas H. Symons. Neither Messrs. Whiting or Gordon, nor Mr. Doyle, have any interlocks reportable under Item 402(j)(3) and (4) of Regulation S-K. Douglas H. Symons has served as a Director and Executive Officer of the Company since its formation in 1987 and as a Director and Chief Operating Officer of Goran since 1989. Douglas H. Symons is also an Executive Officer of each of the Company's subsidiaries. Since Alan G. Symons, the Chief Executive Officer of the Company, is a Director of each of the Company's subsidiaries and is empowered to determine the compensation of the managers of the Company's subsidiaries, Douglas and Alan Symons have reportable interests under Item 402(j)(3) (i)-(iii) of Regulation S-K.

Remuneration Of Executive Officers

     The following table sets forth the compensation awarded to, earned by or paid to the Chief Executive Officer and the four most highly compensated executive officers of the Company other than the Chief Executive Officer (collectively, the "Named Executive Officers") during the last two (2) years.

                    SUMMARY COMPENSATION TABLE


                                                   Securities     All
Name and                                           Underlying     Other
Principal Position   Year    Salary    Bonus       Options        Compensation
G. Gordon Symons,    1996    $    0    $   0       375,000        $  27,999(3)
Chairman             1995    $    0    $   0       - - - -        $  26,000

Alan G. Symons,      1996    $142,786  $133,333    200,000
Chief Executive      1995    $ 50,000  $      0    - - - -
Officer

Douglas H. Symons,   1996    $195,973  $ 50,000    120,000
President and Chief  1995    $149,982  $100,000    - - - -
Operating Officer

Gary P. Hutchcraft,  1996(1) $ 55,415  $ 28,000     10,000
Vice President,      1995    $      0  $      0     - - - -
Chief Financial
Officer and
Treasurer

David L. Bates,      1996    $  95,162 $97,076      10,000
Vice President,      1995(2) $  62,237 $     0      - - - -
General Counsel
and Secretary

1Mr. Hutchcraft joined the Company on July 1, 1996.
2Mr. Bates joined the Company on April 1, 1995.
3Consulting fees paid to companies owned by Mr. G. Gordon Symons.

                      STOCK OPTION GRANTS

     The following table provides details regarding stock options granted to the Company's Executive Officers in 1996. In addition there are shown the hypothetical gains or "option spreads" that would exist for the respective options. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option term. These amounts represent certain assumed rates of appreciation only. Actual gains,if any, on stock option exercises and common stock holdings are dependent on the future performance of the Company's common stock and the overall stock market conditions. There can be no assurance that the amounts reflected on this table will be achieved.

                     Percentage
                     of Total
                     Options      Exercise               Potential Realized
                     Granted To   Price                  At Assumed Annual
           Options   Employees    Per        Expiration  Rates of Stock
Name       Granted   During 1996  share      Date        Appreciation for
                                                         Option Term

                                                         5%           10%

G. Gordon
Symons     375,000   45.18        $12.50     11-1-2007   $2,947,500   $7,470,000

Alan G.
Symons     200,000   24.10        $12.50     11-1-2007   $1,572,000   $3,484,000

Douglas
H. Symons  120,000   14.46        $12.50     11-1-2007   $  943,200   $2,390,400

Gary P.
Hutchcraft  10,000     1.2        $12.50     11-1-2007   $   78,600   $  199,200

David L.
Bates       10,000     1.2        $12.50     11-1-2007   $   78,600   $  199,200


     The options in the immediately preceeding table were issued at the IPO price for the Company's stock. The options granted to Mr. G. Gordon Symons vest one (1) year from the date of grant. All other options to purchase the Company's stock vest ratably over three (3) years and all options expire ten (10) years from date of grant.

OPTION EXERCISES AND YEAR-END VALUES

     The following table shows stock options held by the Company's Named Executive Officers during 1996. In addition, this table includes the number of shares covered by both exercisable and non-exercisable stock options. As of December
31, 1996, none of the options granted pursuant to the Plan were exercisable. Also reported are the value of unexercised in-the-money options as of December 31, 1996.

                             1996 STOCK OPTIONS
             OUTSTANDING GRANTS AND VALUE AS OF DECEMBER 31, 1996

                    Value      Number of                   Value of
          Shares    Realized   Shares Underlying           Unexercised In-The-
          Acquired  At         Unexercised Options         Money Options at
          on        Exercise   at 12-31-96                 12-31-96
Name      Exercise  Date

                               Exer-         Unexer-       Exer-     Unexer-
                               cisable(1)    cisable(2)    cisable   cisable(3)

G. Gordon
Symons       0      $0.00      0             375,000       $0.00     $1,593,750

Alan G.
Symons       0      $0.00      0             200,000       $0.00     $  850,000

Douglas H.
Symons       0      $0.00      0             120,000       $0.00     $  510,000

Gary P.
Hutchcraft   0      $0.00      0              10,000       $0.00     $   42,500

David L.
Bates        0      $0.00      0              10,000       $0.00     $    42,500

1None of the Options granted to date by the Company are yet exercisable.
2The shares represented could not be acquired by the respective executive as of December 31, 1996.
3Amount reflecting gains on outstanding options are based on the December 31, 1996 closing NASDAQ stock price which was $16.75 per share.

INDEBTEDNESS OF MANAGEMENT

     The following Directors and Executive Officers of the Company were indebted to the Company, or its parent or subsidiaries, in amounts exceeding $60,000 during 1996.

            Date of             Largest Loan Balance     Present
Name        Loan                During 1996              Balance
G. Gordon
Symons      June 27, 1986       $148,000                 $148,000
            June 30, 1986       $200,000                 $200,000
            May 31, 1988        $ 52,729 (US)            $ 52,729 (US)

Alan G.
Symons      June 30, 1986       $ 48,172                 $ 29,772
            February 25,1988    $ 27,309 (US)            $ 27,309 (US)

Douglas H.
Symons      June 30, 1986       $ 15,000                 $ 15,000
            February 25, 1988   $  2,219 (US)            $  2,219 (US)

     The foregoing loans to Messrs. G. Gordon Symons, Alan G.
Symons and Douglas H. Symons are on account of loans to purchase common stock of Goran. Such loans are collateralized by pledges of the common shares of Goran acquired and are payable on demand and are interest-free. In addition, G. Gordon
Symons has an unsecured loan payable to Goran in the amount of $70,000 not relating to the purchase of common shares of Goran. This loan was taken out on January 2, 1988 and is payable on demand and is interest-free. Douglas H. Symons has a demand loan payable to the Company in the amount of $39,377 plus accrued interest of $21,169 collateralized by a second mortgage on his personal residence. Interest on this loan is prime plus 1%. In addition, the Company held a mortgage note of G. Gordon Symons collateralized by a second mortgage on his personal residence.
This mortgage loan was originally incurred on October 3, 1988 and when paid off in full during February of 1997, had a principal balance of $277,502.

     David L. Bates received a $100,000 relocation loan to facilitate his move to the Company's Indianapolis headquarters.
This loan was repaid upon the closing of the sale of his former residence in February, 1996.

     Coincident with the closing of the Company's IPO, the Company retired an outstanding debt owing to Goran and its affiliates in the approximate amount of $7.5 Million. The Company incurred this debt in 1992 and, prior to its retirement, carried an interest rate of 10%.

PROPOSAL #2 - RATIFICATION OF APPOINTMENT OF AUDITORS

     The Board of Directors proposes the ratification by the Shareholders at the Annual Meeting of the appointment of the accounting firm of Coopers & Lybrand L.L.P. ("Coopers") as independent auditors for the Company's year ending December 31, 1997. Coopers has served as auditors for the Company for the year 1996 and worked with the Company in effecting its Initial Public Offering. A representative of Coopers is expected to be present at the Annual Meeting with the opportunity to make a statement if he or she so desires. This individual will also be available to respond to any appropriate questions the shareholders may have.

     RATIFICATION OF THE APPOINTMENT OF AUDITORS REQUIRES THAT
THE VOTES CAST (IN PERSON OR BY PROXY) AT THE ANNUAL MEETING OR
AT ANY ADJOURNMENT THEREOF IN FAVOR OF RATIFICATION EXCEED THOSE
CAST AGAINST.

CERTAIN RELATIONSHIPS/RELATED TRANSACTIONS

     Simultaneously with the acquisition of Superior Insurance Company, Goran, the Company, GGS Management Holdings, Inc. ("GGSH") and certain investment funds affiliated with Goldman Sachs & Co. ("GS Funds") entered into an agreement to capitalize GGSH and cause GGSH to issue its capital stock to the Company and to the GS Funds. This transaction gave the Company a 52% ownership interest in GGSH and the GS Funds a 48% interest in GGSH. Pursuant to this transaction, the Company contributed to GGSH all of the common stock of Pafco General Insurance Company ("Pafco"), the Company's right to acquire Superior Insurance Company and certain fixed assets with an approximately value of $350,000. The GS Funds contributed $21.2 Million in cash.

     Prior to the transfer of the stock of Pafco to GGSH, Pafco transferred all of the outstanding capital stock of IGF Insurance Company ("IGF") to the Company in order to improve the risk-based capital rating of Pafco and to permit GGSH to focus exclusively on the nonstandard auotmobile insurance business. Pafco accomplished this transfer by forming a wholly-owned subsidiary, IGF Holdings, Inc., ("IGF Holdings") to which Pafco contributed all of the outstanding shares of capital stock of IGF. The stock of IGF Holdings was then distributed to the Company.

     Prior to the transfer of the stock of IGF Holdings to the Company, Pafco received a dividend from IGF Holdings in cash and a note from IGF having an aggregate value of approximately $11
Million.

     Jerome B. Gordon, a nominee to the Board of Directors of the Company, received fees in the amount of $177,994 (including reimbursement of expenses) for his consulting service to the Company during 1996 as well as 4,000 shares of Goran stock worth approximately $80,000 at the time of receipt.

     Two (2) of the Company's subsidiaries, IGF and Pafco, have entered into reinsurance agreements with Granite Reinsurance
Company Ltd., ("Granite Re"), an affiliate of Goran.

     Granite Re reinsures all Pafco insurance policies which were previously issued through Symons International Group, Inc. - Florida, ("SIGF"), a former subsidiary of the Company and now a subsidiary of Goran. This agreement is in respect of business other than nonstandard automobile insurance. Granite Re reinsures 100% of this SIGF business on a quota share basis.

     Also, IGF reinsures a portion of its crop insurance with Granite Re and for 1996, Granite Re reinsured 15% of IGF's multi-peril crop insurance stop loss protection ("MPCI") underwriting losses to the extent that aggregate losses of its insureds nationwide exceed 100% of MPCI Retention up to 125% of MPCI Retention and 95% of IGF's MPCI underwriting losses to the extent that aggregate losses of its insureds nationwide exceed 125% of MPCI Retention up to 150% of MPCI Retention. Further, for 1996, Granite Re had a 5% participation in 95% of IGF's crop-hail losses in excess of an 80% pure loss ratio up to a 100% pure loss ratio and a 10% participation in 95% of IGF crop-hail losses in excess of 100% pure loss ratio up to a 120% pure loss ratio.

SHAREHOLDER PROPOSALS AND NOMINATIONS

     Any shareholder of the Company wishing to have a proposal considered for inclusion in the Company's 1998 proxy solicitation materials must set forth such proposal in writing and file it with the Secretary of the Company on or before December 11, 1997. In order to be considered in the 1998 Annual Meeting, shareholder proposals not included in the Company 1998 Proxy Solicitation materials, as well as shareholder nominations for Directors, must be submitted in writing to the Secretary of the Company at least sixty (60) days before the date of the 1998 Annual Meeting, or, if the 1998 Annual Meeting is held prior to March 31, 1998, within ten (10) days after notice of the Annual Meeting as mailed to shareholders. The Board of Directors of the Company will review any shareholder proposals that are filed as required, and will determine whether such proposals meet applicable criteria for inclusion in its 1998 Proxy Solicitation materials or consideration at the 1998 Annual Meeting.

OTHER MATTERS

     Management is not aware of any business to come before the Annual Meeting other than those matters described in the Proxy Statement. However, if any other matters should properly come before the Annual Meeting, it is intended that the proxies solicited hereby will be voted with respect to those matters in accordance with the judgment of the persons voting the proxies. The cost of solicitation of proxies will be borne by the Company. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy material to the beneficial owners of common stock of the Company. In addition to solicitation by mail, Directors, Officers and employees of the Company may solicit proxies personally or by telephone without additional compensation.

     Each Shareholder is urged to complete, date and sign the proxy and return it promptly in the enclosed return envelope. Insofar as any of the information in this Proxy Statement may rest peculiarly within the knowledge of persons other than the Company, the Company relies upon information furnished by others for the accuracy and completeness thereof.


                                   Signed by Order of the Board
                                   of Directors


                                   /s Alan G. Symons
                                   Alan G. Symons
                                   Chief Executive Officer

[Graph Comparison of 2 month cumulative total return among Symons International Group, Inc., the S & P 500 Index and the
S & P Insurance (Property-Casualty) Index]